UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Palisade Bio, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

696389105
(CUSIP Number)

April 29, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	696389105

1	NAME OF REPORTING PERSONS Altium Capital Management, LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) EIN: 82-2066653
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING 0
6

SHARED VOTING POWER

1,107,557 shares of Common Stock

218,335 shares of Escrow Common Stock (1)

1,325,892 shares of Common Stock issuable upon exercise of Warrants (2)

188,192 shares of Common Stock issuable upon exercise of Exchange Warrants (2)

	7	SOLE DISPOSITIVE POWER 0
8

SHARED DISPOSITIVE POWER

1,107,557 shares of Common Stock

218,335 shares of Escrow Common Stock (1)

1,325,892 shares of Common Stock issuable upon exercise of Warrants (2)

188,192 shares of Common Stock issuable upon exercise of Exchange Warrants (2)

9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,107,557 shares of Common Stock

218,335 shares of Escrow Common Stock (1)

1,325,892 shares of Common Stock issuable upon exercise of Warrants (2)

188,192 shares of Common Stock issuable upon exercise of Exchange Warrants (2)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.82% (3)
12	TYPE OF REPORTING PERSON IA, PN

________________

(1)	As more fully described in Item 4, the shares of Escrow Common Stock are subject to a 9.99% blocker. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be held, if the Escrow Common Stock were received. Therefore, the actual number of shares of Common Stock beneficially owned by each such Reporting Person, is less than the number of securities reported in rows (6), (8) and (9).

(2)	As more fully described in Item 4, the Warrants and Bridge Warrants are each subject to Warrant Blockers of 4.99%. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full conversion and exercise of such reported securities and do not give effect to such blockers. Therefore, the actual number of shares of Common Stock beneficially owned by each such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (6), (8) and (9).

(3)	Based on 11,279,716 shares of Common Stock outstanding as of May 6, 2021 as set forth in the Issuer’s 8-K/A filed with the Securities and Exchange Commission on May 6, 2021.

CUSIP No. 696389105

1	NAME OF REPORTING PERSONS Altium Growth Fund, LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) EIN: 82-2105101
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING 0
6

SHARED VOTING POWER

1,107,557 shares of Common Stock

218,335 shares of Escrow Common Stock (1)

1,325,892 shares of Common Stock issuable upon exercise of Warrants (2)

188,192 shares of Common Stock issuable upon exercise of Exchange Warrants (2)

	7	SOLE DISPOSITIVE POWER 0
8

SHARED DISPOSITIVE POWER

1,107,557 shares of Common Stock

218,335 shares of Escrow Common Stock (1)

1,325,892 shares of Common Stock issuable upon exercise of Warrants (2)

188,192 shares of Common Stock issuable upon exercise of Exchange Warrants (2)

9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,107,557 shares of Common Stock

218,335 shares of Escrow Common Stock (1)

1,325,892 shares of Common Stock issuable upon exercise of Warrants (2)

188,192 shares of Common Stock issuable upon exercise of Exchange Warrants (2)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.82% (3)
12	TYPE OF REPORTING PERSON PN

________________

(1)	As more fully described in Item 4, the shares of Escrow Common Stock are subject to a 9.99% blocker. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be held, if the Escrow Common Stock were received. Therefore, the actual number of shares of Common Stock beneficially owned by each such Reporting Person, is less than the number of securities reported in rows (6), (8) and (9).

(2)	As more fully described in Item 4, the Warrants and Bridge Warrants are each subject to Warrant Blockers of 4.99%. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full conversion and exercise of such reported securities and do not give effect to such blockers. Therefore, the actual number of shares of Common Stock beneficially owned by each such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (6), (8) and (9).

(3)	Based on 11,279,716 shares of Common Stock outstanding as of May 6, 2021 as set forth in the Issuer’s 8-K/A filed with the Securities and Exchange Commission on May 6, 2021.

CUSIP No. 696389105

1	NAME OF REPORTING PERSONS Altium Growth GP, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) EIN: 82-2086430
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING 0
6

SHARED VOTING POWER

1,107,557 shares of Common Stock

218,335 shares of Escrow Common Stock (1)

1,325,892 shares of Common Stock issuable upon exercise of Warrants (2)

188,192 shares of Common Stock issuable upon exercise of Exchange Warrants (2)

	7	SOLE DISPOSITIVE POWER 0
8

SHARED DISPOSITIVE POWER

1,107,557 shares of Common Stock

218,335 shares of Escrow Common Stock (1)

1,325,892 shares of Common Stock issuable upon exercise of Warrants (2)

188,192 shares of Common Stock issuable upon exercise of Exchange Warrants (2)

9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,107,557 shares of Common Stock

218,335 shares of Escrow Common Stock (1)

1,325,892 shares of Common Stock issuable upon exercise of Warrants (2)

188,192 shares of Common Stock issuable upon exercise of Exchange Warrants (2)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.82% (3)
12	TYPE OF REPORTING PERSON OO

________________

(1)	As more fully described in Item 4, the shares of Escrow Common Stock are subject to a 9.99% blocker. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be held, if the Escrow Common Stock were received. Therefore, the actual number of shares of Common Stock beneficially owned by each such Reporting Person, is less than the number of securities reported in rows (6), (8) and (9).

(2)	As more fully described in Item 4, the Warrants and Bridge Warrants are each subject to Warrant Blockers of 4.99%. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full conversion and exercise of such reported securities and do not give effect to such blockers. Therefore, the actual number of shares of Common Stock beneficially owned by each such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (6), (8) and (9).

(3)	Based on 11,279,716 shares of Common Stock outstanding as of May 6, 2021 as set forth in the Issuer’s 8-K/A filed with the Securities and Exchange Commission on May 6, 2021.

CUSIP No.	696389105

Item 1(a).		Name of Issuer:	Palisade Bio, Inc. (the “Issuer”)

Item 1(b).		Address of Issuer’s Principal Executive Offices:	5800 Armada Drive, Suite 210 Carlsbad, California 92008

Item 2(a).

Name of Person Filing:

This statement is jointly filed by and on behalf of each of Altium Growth Fund, LP (the “Fund”), Altium Capital Management, LLC, and Altium Growth GP, LLC. The Fund is the record and direct beneficial owner of the securities covered by this statement. Altium Capital Management, LP is the investment adviser of, and may be deemed to beneficially own securities, owned by, the Fund. Altium Growth GP, LLC is the general partner of, and may be deemed to beneficially own securities owned by, the Fund.

Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each of the reporting persons may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each of the reporting persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any group with respect to the Issuer or any securities of the Issuer.

Item 2(b).		Address of Principal Business Office or, if None, Residence:
The address of the principal business office of each of the reporting persons is 152 West 57th Street, FL 20, New York, NY 10019

Item 2(c).		Citizenship:
See Item 4 on the cover page(s) hereto.

Item 2(d).		Title of Class of Securities:
Common Stock, par value $0.01 per share

Item 2(e).		CUSIP Number: 696389105

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

CUSIP No.	696389105

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The information as of the date of the event which requires filing of this statement required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page for each Reporting Person listed above and is incorporated by reference for each such Reporting Person. The percentage set forth in Row 11 of the cover page for each Reporting Person is based on 11,279,716 shares of Common Stock outstanding as of May 6, 2021 as set forth in the Issuer’s 8-K/A filed with the Securities and Exchange Commission on May 6, 2021.

Pursuant to the terms of the securities purchase agreement entered into between the Fund and the Issuer, the Fund purchased Common Stock and Common Stock held in escrow (“Escrow Common Stock”) as well as Warrants and Exchange Warrants (collectively the “Reported Warrants”). The Reporting Persons cannot receive the Escrow Common Stock to the extent the Reporting Persons would beneficially own more than 9.99% of the outstanding shares of Common Stock (the “Escrow Blocker”). In addition, the Reporting Persons cannot exercise the Warrants to the extent the Reporting Persons would beneficially own, after any such exercise, more than 4.99% of the outstanding shares of Common Stock ((the “Warrant Blocker”) and together with the Escrow Blocker, the “Blockers”). The percentage set forth in Row 11 of the cover page for each Reporting Person gives effect to these Blockers. Consequently, as of the date of the event which requires the filing of this statement, the Reporting Persons were neither able to receive any shares of Escrow Common Stock nor exercise any of the Reported Warrants.

CUSIP No .	696389105

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following []

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable

Item 8.	Identification and Classification of Members of the Group.
Not applicable

Item 9.	Notice of Dissolution of Group.
Not applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	May 10, 2021

Altium Capital Management, LP

By:	/s/ Jacob Gottlieb
Name:	Jacob Gottlieb
Title:	CEO

Altium Growth Fund, LP

By: Altium Growth GP, LLC
Its: General Partner

Signature:	/s/ Jacob Gottlieb
Name:	Jacob Gottlieb
Title:	Managing Member of Altium Growth GP, LLC

Altium Growth GP, LLC

By:	/s/ Jacob Gottlieb
Name:	Jacob Gottlieb
Title:	Managing Member

EXHIBIT INDEX

EXHIBIT 1:

Joint Acquisition Statement Pursuant to Section 240.13d-1(k)

Members of Group

EXHIBIT 1

JOINT ACQUISITION STATEMENT

PURSUANT TO SECTION 240.13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated:	May 10, 2021

Altium Capital Management, LP

By:	/s/ Jacob Gottlieb
Name:	Jacob Gottlieb
Title:	CEO

Altium Growth Fund, LP

By: Altium Growth GP, LLC
Its: General Partner

Signature:	/s/ Jacob Gottlieb
Name:	Jacob Gottlieb
Title:	Managing Member of Altium Growth GP, LLC

Altium Growth GP, LLC

By:	/s/ Jacob Gottlieb
Name:	Jacob Gottlieb
Title:	Managing Member